UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

SecureAlert, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81373R109
(CUSIP Number)

LARS WINDHORST
SAPINDA ASIA LIMITED
Rooms 803-4, 8th Floor
Hang Seng Bank Building
Wanchai, Hong Kong
+852 2877 3700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON SAPINDA ASIA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,917
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,917
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 81373R109

1	NAME OF REPORTING PERSON LARS WINDHORST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,905,917
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,905,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,9171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON IN

____________________
1 Excludes 556,648 Shares sold by Mr. Windhorst on October 30, 2013 to Conrent Invest S.A. (“Conrent Invest”), which Mr. Windhorst must vote at the direction of Conrent Invest until the Shares are transferred to Conrent Invest on November 30, 2013.

CUSIP NO. 81373R109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of SecureAlert, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 150 West Civic Center Drive, Suite 400, Sandy, Utah 84070.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Sapinda Asia Limited, a British Virgin Islands limited company (“Sapinda Asia”); and

(ii)	Lars Windhorst, as the sole shareholder and a director of Sapinda Asia.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Sapinda Asia.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of Sapinda Asia is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.  The address of the principal office of Mr. Windhorst is C/O Sapinda UK Limited, 23 Savile Row, London W1S 2ET, United Kingdom.

(c)           The principal business of Sapinda Asia is the acquisition and divestiture of investments in private and public companies by way of equity, debt or convertible instruments.  Mr. Windhorst serves as a director of Sapinda Asia.

(d)           Except as provided herein, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In November 2010, Mr. Windhorst accepted a conviction of a criminal court in Berlin resulting in one year of probation because of allegations of breach of trust.  This conviction was the result of a plea bargain with the German prosecution authorities to avoid a lengthy and difficult proceeding.

CUSIP NO. 81373R109

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sapinda Asia is organized under the laws of the British Virgin Islands. Mr. Windhorst is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 3,905,917 Shares directly owned by Sapinda Asia is the result of the conversion of a loan with a principal amount of $16,640,000 and the accrued and unpaid interest thereon, pursuant to that certain Loan and Security Agreement, dated December 3, 2012 by and between Sapinda Asia and the Issuer (the “Loan and Security Agreement”).

Except as otherwise provided herein, the source of funds for the purchase of the Shares and securities convertible into or exercisable for Shares reported beneficially owned by Sapinda Asia was the working capital of the purchaser.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On August 13, 2013, Sapinda Asia entered into an Acknowledgement and Agreement (the “Acknowledgement and Agreement”) with the Issuer whereby the Issuer agreed to waive the penalties and any other “out of pocket” expenses owed by Sapinda Asia under the Loan and Security Agreement and Sapinda Asia acknowledged that it is not owed an origination fee. Both parties also agreed to accelerate the conversion of the loan to reduce the accumulation of interest debt under the Loan and Security Agreement. Sapinda Asia agreed to convert all principal and accrued interest under the Loan and Security Agreement into Shares no later than 15 calendar days following the effective date of a registration statement with the Securities and Exchange Commission to register such Shares. The Issuer has agreed to file such registration statement in a timely manner. The foregoing description of the Acknowledgement and Agreement is qualified in its entirety by reference to the full and complete text of the Acknowledgement and Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

On September 24, 2013, Sapinda Asia delivered a notice of conversion (the “Notice of Conversion”) to the Issuer whereby Sapinda Asia provided official and formal notice to convert all of the principal and the accrued and unpaid interest under the Loan and Security Agreement at a post-reverse stock split rate of $4.50 per Share. On September 30, 2013, all of the principal and the accrued and unpaid interest under the Loan and Security Agreement was converted into 3,905,917 Shares. The foregoing description of the Notice of Conversion is qualified in its entirety by reference to the full and complete text of the Notice of Conversion, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

On October 30, 2013, Mr. Windhorst entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Conrent Invest whereby Conrent Invest agreed to purchase from Mr. Windhorst 556,648 Shares at a price equal to $7.50 per Share. Until the Shares are delivered to Conrent Invest on November 30, 2013, Mr. Windhorst must vote the Shares at the direction of Conrent Invest. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full and complete text of the Securities Purchase Agreement, which is filed herewith as Exhibit 99.3 and incorporated herein by reference.

CUSIP NO. 81373R109

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 9,805,503 Shares outstanding, as of September 30, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2013.

As of the close of business on the date hereof, Sapinda Asia directly owned 3,905,917 Shares, constituting approximately 39.8% of the Shares outstanding.  By virtue of his relationship with Sapinda Asia discussed in further detail in Item 2, Mr. Windhorst may be deemed to beneficially own the Shares beneficially owned by Sapinda Asia.

Transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule B and are incorporated herein by reference. All transactions occurred over-the-counter via private transactions, except as otherwise noted.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 13, 2013, Sapinda Asia and the Issuer entered into an Acknowledgment and Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 24, 2013, Sapinda Asia delivered to the Issuer the Notice of Conversion defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

On October 30, 2013, Mr. Windhorst entered into a Securities Purchase Agreement defined and described in Item 4 above and attached as Exhibit 99.3 hereto.

On November 5, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

99.1	Acknowledgement and Agreement by and between SecureAlert, Inc. and Sapinda Asia Limited, dated August 13, 2013.

99.2	Notice of Conversion, dated September 24, 2013.

99.3	Securities Purchase Agreement by and between Lars Windhorst and Conrent Invest S.A., dated October 30, 2013.

99.4	Joint Filing Agreement by and between Sapinda Asia Limited and Lars Windhorst, dated November 5, 2013.

CUSIP NO. 81373R109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2013

SAPINDA ASIA LIMITED

By:	/s/ Lars Windhorst
	Name:	Lars Windhorst
	Title:	Authorized Signatory

/s/ Lars Windhorst
LARS WINDHORST

CUSIP NO. 81373R109

SCHEDULE A

Directors and Officers of Sapinda Asia Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Lars Windhorst* Director

Theresa Lin Kiu Tsang Director	Businessperson	c/o Sapinda Asia Limited Rooms 803-4, 8th Floor Hang Seng Bank Building Wanchai, Hong Kong	United Kingdom

Young Seon Cho Director	Businessperson	c/o Sapinda Asia Limited Rooms 803-4, 8th Floor Hang Seng Bank Building Wanchai, Hong Kong	South Korea

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* Mr. Windhorst is a Reporting Person and, as such, the information with respect to Mr. Windhorst called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 81373R109

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share	Date of Purchase / Sale

SAPINDA ASIA LIMITED

3,905,917	--1	09/30/2013
(628,251)	$19.00	10/29/2013

LARS WINDHORST

(556,648)	$7.50	10/30/2013

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1 Represents the conversion of principal and accrued and unpaid interest under the Loan and Security Agreement.